Mail Stop 3561

October 20, 2008

Theodore H. Bunting, Jr
Senior Vice President and Chief Accounting Officer
Entergy Gulf States Louisiana, L.L.C.
639 Loyola Avenue
New Orleans, Louisiana 70113

> **Re: Entergy Gulf States Louisiana, L.L.C.**
> **Registration Statement on Form S-4**
> **Filed September 22, 2008**
> **File No. 333-153623**

Dear Mr. Bunting:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange notes in reliance on the positions enunciated in *Exxon Capital Holdings Corporation* (available May 13, 1998), *Morgan Stanley & Co. Incorporated* (available June 5, 1991) regarding resales, and *Shearman & Sterling* (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you

are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

The Exchange Offer

Certain Conditions of the Exchange Offer

2. Please delete the term "certain" from the heading of this section. You should describe all conditions to the offer.

3. You have indicated that the conditions you discuss are not deemed waived because you fail to exercise them. It is our position, however, that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please confirm your understanding.

4. In the penultimate paragraph, you state that the conditions are for your sole benefit and you may assert them or waive them "at any time and from time to time." We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and the last sentence of this paragraph to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.

Description of the Exchange Bonds

Book-Entry Securities

5. Please remove the statement at the end of this subsection that you take no responsibility for the accuracy of the information in your prospectus concerning DTC and its book-entry system. It is not appropriate for the company to disclaim responsibility for any information in the prospectus under the federal securities laws.

Exhibit 5.01

6. Please remove the assumption in that relates to the board's due authorization of issuance and deliverance of the Bonds. This assumption appears to assume a conclusion of law, which is a necessary requirement of the ultimate legality opinion. This comment also applies to Exhibit 5.02.

Exhibits 5.02 and 8.01

7. The opinion of counsel states that the "Registration Statement under the caption 'Material United States Federal Income Tax Consequences' constitutes an accurate description…of the indicated federal income tax consequences to holders of the Bonds of the exchange offer…." It appears that counsel is addressing only the accuracy of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please revise the tax opinion to state that the discussion in the prospectus under the heading indicated constitutes counsel's opinion. Please also revise the discussion entitled "Material United States Federal Income Tax Consequences" to state that it constitutes counsels' opinion and identify counsel.

Form 10-K for the fiscal year ended December 31, 2007

8. We note that you have responded to our comments dated September 29, 2008 on the above filing as of October 13, 2008. We are in the process of reviewing your response. To the extent we have further comments, please be advised that our comments must be resolved before the desired effective date of this registration statement.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark G. Otts, Esq.
       Fax: 504-576-4150